UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from      __________ to __________

Commission File Number 001-10684

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

IGT PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL GAME TECHNOLOGY

6355 South Buffalo Drive, Las Vegas, Nevada 89113

(702) 669-7777

REQUIRED INFORMATION

The IGT Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the years ended December 31, 2013 and 2012, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Burr Pilger Mayer, Inc. with respect to the 2013 annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

IGT Profit Sharing Plan
Financial Statements as of and for the Years Ended
 December 31, 2013 and 2012,
Supplemental Schedule as of December 31, 2013, and
Report of Independent Registered Public Accounting Firm

IGT Profit Sharing Plan
Table of Contents
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2013 AND 2012:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Signature	12

Exhibit Index	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 To the Trustees and Participants of the
IGT Profit Sharing Plan

 We have audited the accompanying statements of net assets available for benefits of the IGT Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.
San Jose, California
June 26, 2014

IGT Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2013	2012

Assets
Investments, at fair value	$367,319,216	$303,216,094
Notes receivable from participants	12,733,909	12,116,367

Net assets available for benefits	$380,053,125	$315,332,461

See accompanying notes

IGT Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2013	2012

Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$55,307,962	$13,049,125
Dividends	10,522,709	8,320,235
	65,830,671	21,369,360

Interest income on notes receivable from participants	526,496	540,598

Contributions:
Employer	7,079,273	2,089,744
Participant	19,609,943	15,226,683
	26,689,216	17,316,427

Total additions to net assets available for benefits	93,046,383	39,226,385

Deductions from net assets attributed to:
Benefits paid to participants	28,281,863	23,568,322
Administrative expenses	43,856	35,789

Total deductions from net assets available for benefits	28,325,719	23,604,111

Net increase in net assets available for benefits	64,720,664	15,622,274

Net assets available for benefits:
Beginning of year	315,332,461	299,710,187

End of year	$380,053,125	$315,332,461

See accompanying notes

Notes to Financial Statements
1.	Description of Plan
The IGT Profit Sharing Plan (the Plan) is sponsored by International Game Technology (referred to throughout these notes as IGT, we, our and us) and consists of two programs, the profit sharing program and the 401(k) program. The following description of the Plan is provided for general information purposes only. Participants should refer to the IGT Plan document and summary plan description for a more complete description of the Plan's provisions.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). This defined contribution plan covering all eligible IGT employees was adopted in December 1980 and is administered by Fidelity Management Trust Company (Fidelity).
As a result of the Double Down Interactive, LLC (DoubleDown) acquisition, certain DoubleDown employees became eligible to participate in the Plan in January 2012. Similarly, as a result of the BringIt, Inc. (BringIt) acquisition, certain former BringIt employees became eligible to participate in the Plan in February 2012.
Profit Sharing Program
IGT may make an annual profit sharing contribution based on operating profits as determined by its Board of Directors. The contribution is allocated to eligible participants' accounts proportionately based on annual eligible compensation. No profit sharing contributions were made for the years ended December 31, 2013 or 2012.
Employees are eligible to participate in the profit sharing program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, Plan participants must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocations. Participation in profit sharing is retroactive to January 1 of the year in which the employee became eligible.
401(k) Program
Participants may contribute up to 40% of their pre-tax annual compensation, as defined in the Plan. During 2012, in order to maintain the Plan's status as nondiscriminatory, the contribution amounts for highly compensated employees were limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain IRC limitations. Employees may make pre-tax contributions to their accounts upon completion of 30 days of full time employment, or one year of 1,000 hours of part-time employment. A participant may discontinue contributions to the Plan at any time.
The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.
Effective January 1, 2013, the Plan was modified to be designated as a safe harbor plan. As a result the matching contribution changed. During 2013, IGT matched (1) 100% of a participant's salary deferral contributions that equal 1% of the participant's compensation, plus (2) 50% of a participant's salary deferral contributions that exceed the 1% of the participant's compensation but do not exceed 6% of the participant's compensation. The total safe harbor matching contributions on the first 6% contributed by a participant will equal 3.5% of the participant's eligible earnings. Safe harbor matching contributions are fully vested when made.
During 2012, IGT's 401(k) contribution matching program provided for the matching of 100% of an employee's contributions up to $750 as determined by the Profit Sharing Committee.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's 401(k) contribution, IGT's 401(k) employer matching contribution, IGT's profit sharing contributions, if any, Plan earnings and/or losses less Plan expenses, and forfeitures of non-vested portions of terminated participants' profit sharing contributions, if any.

Investment Options
The Profit Sharing Committee has selected 29 investment options that have a variety of growth and risk characteristics, including a unitized fund that holds shares of IGT common stock, as well as the self-directed brokerage account effective July 1, 2013. Participants direct the investment of 100% of their contributions, matching contributions and profit sharing contributions to the Plan.
Plan participants may allocate all contributions to one investment fund or split them between any combinations of funds in increments of 1%. In general a participant may change how current and/or future contributions are invested at any time during the Plan year. When a profit sharing contribution is made, the funds are deposited annually into the Retirement Money Market Portfolio prior to allocation to eligible participants. Once allocated, profit sharing contributions are invested as directed by the participants.
Benefit Payments and Vesting
Participants are vested immediately in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and related earnings. Vesting in the Company's discretionary profit sharing contribution is based on years of service. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she works at least 1,000 hours, and is fully vested after six consecutive years of service, based on the following schedule:
Completed Years	Vested
of Service	Portion
0	0%
1	10%
2	20%
3	40%
4	60%
5	80%
6	100%

Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.
In accordance with federal tax laws, the Plan requires distributions to terminating participants with vested balances of less than $5,000. The Plan will make a distribution directly to terminating participants with vested balances up to $1,000. If a terminating participant has a vested balance between $1,001 and $5,000, the participant may elect to have such distributions paid directly to him or her, or to an eligible retirement plan in a direct rollover. If no election is made, such distribution will be paid in a direct rollover to an individual retirement plan designated by Fidelity. If a terminating participant's vested account balance exceeds $5,000, the individual may voluntarily defer payment of benefits until the normal retirement date.
Forfeited Accounts
Any participant who terminates employment with IGT will forfeit the non-vested portion of his or her account. Forfeitures occur at the earlier of the date the participant receives a distribution from the Plan or after a five year break in service. In accordance with the Plan document, forfeitures were used to pay expenses of $18,200 in 2013 and $7,000 in 2012. In addition, forfeitures of $468,300 were allocated to eligible participant accounts in 2013 and $636,500 in 2012.  The forfeited non-vested amount not yet allocated to active participants totaled approximately $348,100 as of December 31, 2013 and $468,300 as of December 31, 2012.

Hardship Withdrawals
The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT's Plan administrator and includes allowances for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for six months following a hardship withdrawal.
Notes Receivable from Participants
Participants may borrow from their vested accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, which is not less than the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions. The loan amount may be no less than $1,000 and repayment must be over a period not to exceed 60 months. As of December 31, 2013, interest rates on loans outstanding ranged from 4.25% to 10.50% with maturities through 2019.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with US generally accepted accounting principles (US GAAP).
Cash
Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund. This fund is maintained in accordance with the trust agreement between IGT and Fidelity.
Investment Valuation and Income Recognition
All Plan investments are stated at fair value based on quoted market prices.  Generally fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date.  Assets carried at fair value are classified and disclosed in one of the following three categories:
•	Level 1 – Quoted market prices in active markets for identical instruments

•	Level 2 – Quoted market prices for similar instruments, using observable market based inputs corroborated by market data

•	Level 3 – Unobservable inputs using our own assumptions when observable inputs are unavailable
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Plan Expenses
Several of the investment fund options are subject to investment fees based on a percentage of invested assets, as disclosed in the fund's prospectus. All such fees are charged directly against the fund's investment performance and thus are not separately disclosed in the accompanying financial statements. Plan participants pay investment management and trustee fees as well as fees related to the administration of their loans. Certain administrative expenses are paid by the Plan. Consulting and record keeping fees are paid by IGT.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Recently Adopted Accounting Standards or Updates
At the beginning of 2013, the Plan adopted an Accounting Standards Update (ASU) issued in October 2012, to amend the fair value measurement of investments in defined contribution pension plans to be reduced by brokerage commissions and other selling costs, if significant. This ASU is effective for reporting periods beginning after December 15, 2012, and did not have a material impact on the Plan's financial statements.
At the beginning of 2012, the Plan adopted an ASU issued in May 2011, to amend fair value measurement to achieve convergence between the US GAAP and the International Financial Reporting Standards (IFRS). This ASU primarily changed some fair value measurement principles and disclosure requirements primarily for level 2 and level 3 categories not included in the Plan's financial statements and did not have a material impact on the Plan's financial statements.
3.      Fair Value Measurements

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input significant to the fair value measurement. The following is a description of the valuation methodologies used in valuing the Plan's assets, which are all level 1 measurements based on quoted market prices in active markets for identical instruments.
•	Cash - valued at carrying amount

•	Money market funds - valued using active trading prices

•
Mutual funds - valued using the net asset value (NAV) of shares held by the Plan; NAV is a quoted market price equal to the value of assets owned by the fund, less liabilities, divided by the number of shares outstanding

•	IGT common stock - valued at the publicly-traded market price

•	Self-directed brokerage accounts - valued using active trading prices

All Plan investments below are administered by a Fidelity investment management agent.

December 31,	2013	2012
Cash	$692,995	$444,372
IGT Common Stock	41,747,425	40,243,126
Money Market Fund	40,485,835	38,970,883
Mutual Funds:
Large Cap	93,096,811	69,837,168
Mid Cap	50,634,901	40,300,058
Small Cap	12,099,473	9,167,960
International	24,579,569	19,821,574
Blended Funds	74,434,040	53,560,035
Bond Investments	24,973,249	30,870,918
Self-Directed Brokerage Accounts:
Cash	2,467,984	-
Mutual Funds:
Large Cap	154,962	-
International	149,366	-
Blended Funds	116,154	-
Mid Cap	114,455	-
Bond Investments	98,053	-
Small Cap	37,874	-
Common Stock:
Consumer Cyclical	471,768	-
Technology	383,483	-
Financial Services	326,064	-
Healthcare	67,491	-
Energy	66,847	-
Industrials	41,328	-
Other	76,110	-
Certificate of Deposit	2,979	-

Total investments	$367,319,216	$303,216,094

4.            Investments
The following table presents the fair value of investments which represent 5% or more of the Plan's net assets.

December 31,	2013	2012
IGT Common Stock	$41,747,425	$40,243,126
Fidelity Retirement Money Market Portfolio	40,485,835	38,970,883
PIMCO Total Return Fund	24,973,249	30,870,918
Fidelity Diversified International Fund	23,373,735	18,799,763
T. Rowe Price Dividend Growth	21,110,597	16,866,979
BlackRock Equity Dividend Institutional	19,825,786	16,360,563
Spartan 500 Index Institutional	19,447,687	*
Prudential Jennison Mid Cap Growth Z	19,108,786	15,913,987
Fidelity OTC Portfolio	18,879,597	*

*This investment did not represent more than 5% of the Plan's net assets for the period indicated.

During the years ended December 31, 2013 and 2012, the Plan's investments, including realized and unrealized gains and losses, increased (decreased) in value as follows.

Years ended December 31,	2013	2012
Common Stock	$10,742,393	$(7,234,367)
Mutual Funds	44,565,569	20,283,492

Total increase in fair value of investments	$55,307,962	$13,049,125

5.	Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan also pays administrative expenses to Fidelity.
The Plan held 2,298,867 shares of IGT common stock with a cost basis of $45,125,022 as of December 31, 2013 and 2,840,023 shares with a cost basis of $53,515,479 as of December 31, 2012. In addition, notes receivable from participants qualify as party-in-interest.
6.            Plan Termination
In the event of Plan termination, participants will become 100% vested in their accounts. Although it has not expressed any intent to do so, IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
7.	Tax Status
The Internal Revenue Service (IRS) has determined and informed us by a letter dated June 13, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. IGT and the Plan administrator believe that the Plan is being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor and IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.      Risks and Uncertainties
The Plan utilizes various investment instruments, including money market mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term that could materially affect the amounts reported in the financial statements.
9.	Commitments and Contingencies

ERISA Actions
On October 2, 2009, two putative class action lawsuits were filed on behalf of participants in IGT's employee pension plans, naming as defendants IGT, the IGT Profit Sharing Plan Committee, and several current and former IGT officers and directors. The actions, filed in the US District Court for the District of Nevada (the Court), are captioned Carr et al. v. International Game Technology et al., Case No. 3:09-cv-00584, and Jordan et al. v. International Game Technology et al., Case No. 3:09-cv-00585. The actions were consolidated.  The consolidated complaint (which was seeking unspecified damages) asserted claims under the Employee Retirement Income Security Act, 29 U.S.C §§ 1109 and 1132.

The consolidated complaint was based on allegations of materially false and misleading statements or omissions regarding IGT's business, operations and prospects, and further alleged that the defendants breached fiduciary duties to Plan participants by failing to disclose material facts to Plan participants, failing to exercise their fiduciary duties solely in the interest of the participants, failing to properly manage Plan assets, and permitting participants to elect to invest in IGT common stock. In March 2011, defendants' motion to dismiss the consolidated complaint was granted in part and denied in part.  On March 16, 2012, the Court denied plaintiff's motion for class certification.  On December 21, 2012, the parties submitted a stipulation to settle the litigation for a payment of $500,000 and up to $25,000 towards settlement administrative expenses, which was accrued for by IGT in its 2013 first quarter. The Court entered an order granting final approval of the settlement on June 26, 2013.
10.	Subsequent Event

Roth Deferral Contributions
Effective January 1, 2014, participants may also make contributions on an after-tax basis (Roth deferral contributions), subject to the same IRC limits when combined with their pretax contributions.

******

IGT Profit Sharing Plan
EIN 88-0062109
Plan Number 001

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	Value
		Common Stock
*	IGT	IGT Common Stock (2,298,867 shares)	$41,747,425

		Mutual Funds
	PIMCO Funds	PIMCO Total Return Fund – Institutional Fund	24,973,249
*	Fidelity	Fidelity Diversified International Fund	22,373,735
	T Rowe Price	TRP Div Growth	21,110,597
	BlackRock	BlackRock Equity Dividend Institutional	19,825,786
*	Fidelity	Spartan® 500 Index Inst Fund	19,447,687
	Prudential	Prudential Jennison Mid Cap Growth	19,108,786
*	Fidelity	Fidelity OTC Portfolio	18,879,597
*	Fidelity	Fidelity Low-Priced Stock Fund	18,053,734
	T Rowe Price	TRP Growth Stock Fund	13,833,143
	T Rowe Price	TRP Mid Cap Value Fund	13,472,381
	Royce Funds	Royce PA Mutual INV Fund	12,099,473
*	Fidelity	Fidelity Freedom K 2025 Fund	11,505,916
*	Fidelity	Fidelity Puritan® Fund	10,479,371
*	Fidelity	Fidelity Freedom K 2040 Fund	10,204,935
*	Fidelity	Fidelity Freedom K 2035 Fund	10,061,979
*	Fidelity	Fidelity Freedom K 2030 Fund	8,866,086
*	Fidelity	Fidelity Freedom K 2020 Fund	8,247,061
*	Fidelity	Fidelity Freedom K 2045 Fund	4,944,342
*	Fidelity	Fidelity Freedom K 2050 Fund	3,249,230
*	Fidelity	Fidelity Freedom K 2015 Fund	3,093,687
	Columbia Management	Columbia Acorn International Fund	2,205,834
*	Fidelity	Fidelity Freedom K 2010 Fund	1,759,993
*	Fidelity	Fidelity Freedom K Income Fund	894,734
*	Fidelity	Fidelity Freedom K 2055 Fund	538,819
*	Fidelity	Fidelity Freedom K 2000 Fund	428,241
*	Fidelity	Fidelity Freedom K 2005 Fund	159,647
		Total Mutual Funds	279,818,043

		Money Market Fund
*	Fidelity	Fidelity Retirement Money Market Portfolio	40,485,835

		Other Investments
	BrokerageLink	Participant Self-Directed Brokerage Accounts	4,574,918

*	Cash	Cash and Cash Equivalents	692,995

*	Notes Receivable from Participants	Various rates ranging from 4.25% to 10.50% and
		various maturities ranging from 2014 to 2019	12,733,909
	Total Assets Held For Investment Purposes		$380,053,125

* Indicates a party-in-interest to the Plan
Column (d), cost, has been omitted, as investments are participant-directed

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2014

IGT PROFIT SHARING PLAN

By:            IGT Profit Sharing Plan Committee

/s/ Aimee Hoyt
Plan Administrator
IGT Profit Sharing Plan Committee

EXHIBIT INDEX

Exhibit                                                 Description _____________________________________________
             Exhibit 23                   Consent of Independent Registered Public Accounting Firm